

May 17, 2024

Robert Gardiner
Chief Executive Officer
Megola, Inc.
8891 Brighton Lane
Suite 108
Bonita Springs, Florida 34135

      Re: Megola, Inc.
          Offering Statement on Form 1-A
          Filed May 7, 2024
          File No. 024-12433

Dear Robert Gardiner:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Jane Park at 202-551-7439 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Industrial Applications and Services

cc: Steve Gribben, Esq.